Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 16, 2016, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN; NYSE: GRP.U) - Granite REIT and Granite REIT Inc. (“Granite GP”) held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite GP.

The vote was conducted by a show of hands. Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	34,100,890	90.90	3,412,068	9.10	34,156,576	91.05	3,356,382	8.95
Brydon Cruise	34,509,602	91.99	3,003,356	8.01	34,510,378	92.00	3,002,580	8.00
Peter Dey	36,685,035	97.79	827,923	2.21	36,740,569	97.94	772,389	2.06
Michael Forsayeth	27,860,321	74.27	9,652,637	25.73	27,794,666	74.09	9,718,292	25.91
Barry Gilbertson	34,070,580	90.82	3,442,378	9.18	34,072,437	90.83	3,440,521	9.17
Gerald Miller	34,478,226	91.91	3,034,732	8.09	34,479,528	91.91	3,033,430	8.09
G. Wesley Voorheis	34,124,855	90.97	3,388,103	9.03	34,180,567	91.12	3,332,391	8.88

	Votes For	%	Votes Withheld	%
The re-appointment of Deloitte LLP, as Auditors of Granite REIT	37,864,402	99.92	29,755	0.08
The re-appointment of Deloitte LLP, as Auditors of Granite GP	37,863,677	99.92	30,479	0.08

A total of 37,897,056 stapled units (80.51% of outstanding stapled units) were represented in person or by proxy at the meetings.

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in 94 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600.